SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  July, 2004

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                            No ☒

FOR IMMEDIATE RELEASE

SBS COMPLETES PURCHASE OF REMAINING 49.3% STAKE IN
NORWEGIAN TV BROADCASTER TVNORGE

- Brings SBS’s Ownership of TVNorge to 100% -

Luxembourg, - July 8, 2004 - SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has completed the previously announced acquisition of a 49.3% minority interest in TVNorge AS for NOK 260 million (Euro 30.8 million) in cash from TV2 AS, following regulatory approval.  As a result of the transaction, SBS’s ownership stake in TVNorge has increased to 100% from 50.7%.

TVNorge is one of Norway’s leading commercial television broadcasters. During the first half of 2004, TVNorge was the second most watched commercial television station in Norway in the key 12-44 target group, with a viewing share of over 20%.  TVNorge has launched a number of successful television shows in Norway and was recently the first European television station to broadcast the hit reality show “The Apprentice” with Donald Trump.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

Investors:

Michael Smargiassi /Jon Lesko

Brainerd Communicators

Tel: +1 212 986 6667

Press:

Jeff Pryor

Pryor Associates

Tel: +1 818-382-2233

Catriona Cockburn

Citigate Dewe Rogerson

Tel: +44 207 282 2924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 8, 2004

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer